Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited) at and for the three and nine-month periods ended on September 30, 2022

Contents

Condensed consolidated financial interim statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2022	2021	2022	2021
Net revenues	4	702,645	655,082	2,254,215	1,944,200
Cost of sales	5	(617,846)	(507,045)	(1,698,955)	(1,405,222)
Gross profit		84,799	148,037	555,260	538,978

Operating expenses
Selling, general and administrative	5	(31,565)	(32,990)	(104,733)	(94,243)
Mineral exploration and project evaluation	5	(27,402)	(20,687)	(71,472)	(53,461)
Other income and expenses, net	6	12,769	(7,060)	22,306	(12,699)
		(46,198)	(60,737)	(153,899)	(160,403)
Operating income		38,601	87,300	401,361	378,575

Net financial results	7
Financial income		6,701	3,475	18,844	7,429
Financial expenses		(41,571)	(37,590)	(125,299)	(107,091)
Other financial items, net		(17,423)	(22,455)	(9,419)	1,177
		(52,293)	(56,570)	(115,874)	(98,485)

(Loss) income before income tax		(13,692)	30,730	285,487	280,090

Income tax	8 (a)
Current		(20,502)	(19,195)	(132,373)	(99,840)
Deferred		(5,675)	(20,578)	4,715	(35,525)
Net (loss) income for the period		(39,869)	(9,043)	157,829	144,725
Attributable to NEXA's shareholders		(41,220)	(18,840)	130,794	112,959
Attributable to non-controlling interests		1,351	9,797	27,035	31,766
Net (loss) income for the period		(39,869)	(9,043)	157,829	144,725
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD		(0.31)	(0.14)	0.99	0.85

The accompanying notes are an integral part of these condensed consolidated interim financial statements 3 of 28

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2022	2021	2022	2021
Net (loss) income for the period		(39,869)	(9,043)	157,829	144,725

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	4,658	(35)	(420)	(134)
Deferred income tax		(2,695)	514	567	353
Translation adjustment of foreign subsidiaries		(31,874)	(62,949)	24,151	(45,182)
		(29,911)	(62,470)	24,298	(44,963)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	14 (b)	(230)	(591)	2,303	(3,793)
Deferred income tax		78	(3,736)	(784)	(2,807)
Changes in fair value of investments in equity instruments	1 (f)	(2,108)	(1,076)	(4,240)	(2,137)
		(2,260)	(5,403)	(2,721)	(8,737)
Other comprehensive (loss) income for the period, net of income tax		(32,171)	(67,873)	21,577	(53,700)

Total comprehensive (loss) income for the period		(72,040)	(76,916)	179,406	91,025
Attributable to NEXA’s shareholders		(72,377)	(82,845)	149,382	63,716
Attributable to non-controlling interests		337	5,929	30,024	27,309
Total comprehensive (loss) income for the period		(72,040)	(76,916)	179,406	91,025

The accompanying notes are an integral part of these condensed consolidated interim financial statements 4 of 28

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US Dollars, unless otherwise stated

		Unaudited	Audited
Assets	Note	September 30, 2022	December 31, 2021
Current assets
Cash and cash equivalents		517,833	743,817
Financial investments		20,030	19,202
Other financial instruments	10 (a)	26,485	16,292
Trade accounts receivables		160,226	231,174
Inventory	11	492,673	372,502
Recoverable income tax		4,367	8,703
Other assets		89,790	81,119
		1,311,404	1,472,809
Non-current assets
Investments in equity instruments	1 (f)	6,483	3,723
Other financial instruments	10 (a)	145	102
Deferred income tax	8 (b)	158,431	168,205
Recoverable income tax		4,651	4,223
Other assets		105,307	98,584
Property, plant and equipment	12	2,213,752	2,087,730
Intangible assets	13	1,055,045	1,056,771
Right-of-use assets		7,683	12,689
		3,551,497	3,432,027

Total assets		4,862,901	4,904,836

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	14 (a)	45,643	46,713
Lease liabilities		8,179	16,246
Other financial instruments	10 (a)	21,301	22,684
Trade payables		350,869	411,818
Confirming payables		238,518	232,860
Dividends payable		11,703	11,441
Asset retirement and environmental obligations	15	36,532	31,953
Contractual obligations		27,915	33,156
Salaries and payroll charges		73,546	76,031
Tax liabilities		50,994	65,063
Other liabilities		34,807	41,317
		900,007	989,282
Non-current liabilities
Loans and financings	14 (a)	1,604,593	1,652,602
Lease liabilities		1,229	3,393
Other financial instruments	10 (a)	28,186	241
Asset retirement and environmental obligations	15	191,533	232,197
Provisions		41,029	36,828
Deferred income tax	8 (b)	192,546	208,583
Contractual obligations		112,694	114,076
Other liabilities		31,341	23,354
		2,203,151	2,271,274

Total liabilities		3,103,158	3,260,556

Shareholders’ equity
Attributable to NEXA’s shareholders		1,485,655	1,386,273
Attributable to non-controlling interests		274,088	258,007
		1,759,743	1,644,280
Total liabilities and shareholders’ equity		4,862,901	4,904,836

The accompanying notes are an integral part of these condensed consolidated interim financial statements 5 of 28

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2022	2021	2022	2021
Cash flows from operating activities
(Loss) income before income tax		(13,692)	30,730	285,487	280,090
Depreciation and amortization	5	72,753	68,470	213,019	189,825
Interest and foreign exchange effects		37,608	47,313	100,726	110,018
Loss on sale of property, plant and equipment	6	561	420	541	13
Changes in accruals		(3,371)	(3,900)	3,236	4,334
Changes in fair value of loans and financings	7	433	(11,228)	1,052	(19,674)
Changes in fair value of derivative financial instruments		2,112	7,223	(14,806)	8,991
Changes in fair value of offtake agreement	10 (d)	(7,766)	-	(16,559)	-
Contractual obligations		4,431	8,058	(11,239)	(16,740)
GSF recovered costs		-	(10,450)	-	(10,450)
Decrease (increase) in assets
Trade accounts receivables		29,136	15,219	71,520	32,179
Inventory		43,770	(35,483)	(121,787)	(106,811)
Other financial instruments		1,935	(12,955)	157	(5,517)
Other assets		(32,637)	(43,197)	(30,493)	(35,719)
Increase (decrease) in liabilities
Trade payables		(12,423)	22,809	(80,473)	19,246
Confirming payables		(58,423)	23,222	6,035	55,198
Other liabilities		5,337	9,344	(47,515)	(1,527)
Cash provided by operating activities		69,764	115,595	358,901	503,456

Interest paid on loans and financings	14 (b)	(29,319)	(29,627)	(88,471)	(93,858)
Interest paid on lease liabilities		(292)	(431)	(708)	(720)
Premium paid on bonds repurchase	14 (b)	-	-	(3,277)	-
Income tax paid		(25,739)	(8,991)	(104,805)	(36,549)
Net cash provided by operating activities		14,414	76,546	161,640	372,329

Cash flows from investing activities
Additions of property, plant and equipment		(85,078)	(136,775)	(266,837)	(326,589)
Additions of intangible assets		(4,572)	-	(4,766)	-
Net sales of financial investments		12,749	7,878	11,524	16,707
Proceeds from the sale of property, plant and equipment		10	85	405	1,872
Investments in equity instruments	1 (f)	-	-	(7,000)	(6,356)
Net cash used in investing activities		(76,891)	(128,812)	(266,674)	(314,366)

Cash flows from financing activities
New loans and financings	14 (b)	-	-	90,000	50,737
Payments of loans and financings	14 (b)	(9,946)	(177,217)	(19,694)	(337,845)
Bonds repurchase	14 (b)	-	-	(128,470)	-
Payments of lease liabilities		(8,648)	(2,688)	(12,499)	(7,970)
Dividends paid	1 (c)	(2,996)	(8,834)	(56,319)	(48,173)
Payments of share premium	1 (c)	-	-	(6,126)	-
Net cash used in financing activities		(21,590)	(188,739)	(133,108)	(343,251)

Foreign exchange effects on cash and cash equivalents		(3,128)	(18,922)	12,158	(14,722)

Decrease in cash and cash equivalents		(87,195)	(259,927)	(225,984)	(300,010)
Cash and cash equivalents at the beginning of the period		605,028	1,046,080	743,817	1,086,163
Cash and cash equivalents at the end of the period		517,833	786,153	517,833	786,153
Main non-cash investing and financing transactions
Additions to right-of-use assets		-	(233)	(2,018)	(3,248)
Additions to intangible assets related to GSF recovered costs		-	(10,450)	-	(10,450)
Write-offs of property, plant and equipment		-	-	-	3,846
Additions to intangible assets related to offtake agreement and other intangibles		(6,857)	-	(52,957)	-
(Decrease)/Increase in dividends payable		-	(8,834)	-	2,976
Decrease in loans and financings		-	(15,881)	-	(15,881)
The accompanying notes are an integral part of these condensed consolidated interim financial statements 6 of 28

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the three-month periods ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2021	132,438	1,043,755	1,245,418	(717,876)	(214,729)	1,489,006	249,030	1,738,036
Net (loss) income for the period	-	-	-	(18,840)	-	(18,840)	9,797	(9,043)
Other comprehensive loss for the period	-	-	-	-	(64,005)	(64,005)	(3,868)	(67,873)
Total comprehensive (loss) income for the period	-	-	-	(18,840)	(64,005)	(82,845)	5,929	(76,916)
Transfer of the changes in fair value of prepaid debt that relate to changes in the Company’s own credit risk to retained earnings	-	-	-	(10,965)	10,965	-	-	-
At September 30, 2021	132,438	1,043,755	1,245,418	(747,681)	(267,769)	1,406,161	254,959	1,661,120

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At June 30, 2022	132,438	1,037,629	1,245,418	(618,168)	(239,285)	1,558,032	272,743	1,830,775
Net loss (income) for the period	-	-	-	(41,220)	-	(41,220)	1,351	(39,869)
Other comprehensive loss (income) for the period	-	-	-	-	(31,157)	(31,157)	(1,014)	(32,171)
Total comprehensive loss (income) for the period	-	-	-	(41,220)	(31,157)	(72,377)	337	(72,040)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total distributions to shareholders	-	-	-	-	-	-	1,008	1,008
At September 30, 2022	132,438	1,037,629	1,245,418	(659,388)	(270,442)	1,485,655	274,088	1,759,743

The accompanying notes are an integral part of these condensed consolidated interim financial statements 7 of 28

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the nine-month periods ended on September 30

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the period	-	-	-	112,959	-	112,959	31,766	144,725
Other comprehensive loss for the period	-	-	-	-	(49,243)	(49,243)	(4,457)	(53,700)
Total comprehensive income (loss) for the period	-	-	-	112,959	(49,243)	63,716	27,309	91,025
Transfer of the changes in fair value of prepaid debt that relate to changes in the Company’s own credit risk to retained earnings	-	-	-	(10,965)	10,965	-	-	-
Dividends distribuition to NEXA's shareholders - USD 0.26 per share	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(16,149)	(16,149)
Total distributions to shareholders	-	-	-	(35,000)	-	(35,000)	(16,149)	(51,149)
At September 30, 2021	132,438	1,043,755	1,245,418	(747,681)	(267,769)	1,406,161	254,959	1,661,120

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the period	-	-	-	130,794	-	130,794	27,035	157,829
Other comprehensive income for the period	-	-	-	-	18,588	18,588	2,989	21,577
Total comprehensive income for the period	-	-	-	130,794	18,588	149,382	30,024	179,406
Dividends distribution to NEXA's shareholders - USD 0.33 per share - note 1 (c)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share - note 1 (c)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests – note 1 (c)	-	-	-	-	-	-	(14,951)	(14,951)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(13,943)	(63,943)
At September 30, 2022	132,438	1,037,629	1,245,418	(659,388)	(270,442)	1,485,655	274,088	1,759,743
The accompanying notes are an integral part of these condensed consolidated interim financial statements 8 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and currently continues the ramp-up process at its third polymetallic mine in Aripuanã, Brazil, focused on steadily increasing the plant throughput rate, while the mine is already fully operational. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three and nine-month periods ended on September 30, 2022

(a)	Ukraine war impacts on NEXA´s financial statements and operations

The invasion of Ukraine by Russia, the resulting conflict, and retaliatory measures by the global community have created global security concerns and economic uncertainty, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, adverse impacts around the globe. Potential ramifications include disruption of the supply chain, which may impact production, investment, and demand for the Company’s products, higher and more volatile prices for oil and gas, volatility in commodity prices, and disruption of global financial markets, further exacerbating overall macroeconomic trends including inflation and rising interest rates. As of the date of this report, we have not identified any material impacts on the Company´s operations, financial condition, or cash flows related to this war. However, NEXA cannot predict any future impact that this war could have on its business and operations and continues to closely monitor the developments related to it.

(b)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period starting in October 2022 up to a total of 30,810 tons, at the lower of current spot market prices or a price cap.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuana project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and will be amortized over the life of the mine.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss (“FVTPL”) within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash gain of USD 16,559 in the income statement for the nine-month period ended on September 30, 2022. Refer to note 10 (d) and 13 for additional information about the offtake agreement accounting treatment.

9 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(c)	Cash distribution

On February 15, 2022, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2023 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of USD 50,000. From this amount, USD 43,874 were distributed as dividends (cash dividend) and USD 6,126, as share premium (special cash dividend). This cash distribution was paid on March 25, 2022.

Additionally, on April 29, 2022, the Company’s subsidiary, Pollarix S.A., declared dividends to non controlling interests, owned by Auren Energia S.A. (formerly Votorantim Geração de Energia S.A.), which is a related party, in the amount of USD 14,951 (BRL 73,515). From this amount and from dividends declared in previous periods, payments of USD 9,449 (BRL 46,458) and USD 2,996 (BRL 15,714) were made in May and September of 2022, respectively. As of, September 30, 2022, there still was an outstanding amount of USD 8,731 (BRL 47,203) of dividends expected to be paid until the rest of 2022.

(d)	Export Credit Note

On March 18, 2022, the Company entered into an Export Credit Note agreement in the total principal amount of USD 90,000 (equivalent to BRL 459,468 thousand) with maturity in 2027, and an interest rate of 2.5% plus the 6-month TERM SOFR (Secured Overnight Financing Rate).

(e)	Repurchase of NEXA Peru Bonds

On March 28, 2022, the Company completed the early redemption and cancellation of all the outstanding 4.625% Senior Notes due 2023 in the principal amount of USD 128,470. Refer to note 14 (b) for additional information.

(f)	Investments in equity instruments – Increase of equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru. On May 31, 2022, the Company subscribed to an additional 40,792,541 common shares in a private transaction at a price of CAD 0.22 per share (approximately USD 0.17) for a total consideration of CAD 8,974 thousand (USD 7,000). After this subscription, the Company holds 18.23% of the issued and outstanding common shares of Tinka. Similar to the original acquisitions made in 2021, this transaction has been accounted for as an investment in equity instruments at its acquisition cost and all are being subsequently measured at fair value through other comprehensive income.

(g)	ESG Commitments

On October 6, 2022, the Company announced long-term environmental, social and governance (“ESG”) commitments. Aligned with the Paris Agreement and focused on reducing the impacts of climate change, NEXA plans to reach net-zero greenhouse gas emissions (“GHG”) by 2050, and net neutrality – the balance between carbon emissions and absorption – by 2040.

NEXA’s ESG strategy includes commitments across different areas, such as water usage and disposal, safety and workplace, reduction of CO2 equivalent emissions, in line with the Sustainable Development Goals of the United Nations, actions to promote plurality (diversity, equity, and inclusion), among others. The estimated investments for these actions have been considered in NEXA´s annual strategic plan used to update several accounting estimates, assumptions and judgments.

10 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

2	Information by business segment

The presentation of segments results and reconciliation to income before income tax in the condensed consolidated interim income statement is as follows:

			Three-month period ended

					2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	241,312	615,533	(151,999)	(2,201)	702,645
Cost of sales	(193,366)	(578,635)	151,999	2,156	(617,846)
Gross profit	47,946	36,898	-	(45)	84,799

Selling, general and administrative	(17,338)	(14,431)	-	204	(31,565)
Mineral exploration and project evaluation	(24,848)	(2,554)	-	-	(27,402)
Other income and expenses, net	(1,453)	19,420	-	(5,198)	12,769
Operating income (loss)	4,307	39,333	-	(5,039)	38,601

Depreciation and amortization	49,096	19,611	-	4,046	72,753
EBITDA	53,403	58,944	-	(993)	111,354
Changes in fair value of offtake agreement (iii)	(7,766)	-	-	-	(7,766)
Miscellaneous adjustments	(270)	-	-	-	(270)
Adjusted EBITDA	45,367	58,944	-	(993)	103,318

Miscellaneous adjustments					270
Change in fair value of offtake agreement (iii)					7,766
Depreciation and amortization					(72,753)
Net financial results					(52,293)
Loss before income tax					(13,692)

			Three-month period ended

					2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	276,166	521,754	(156,635)	13,797	655,082
Cost of sales	(192,637)	(461,682)	156,635	(9,361)	(507,045)
Gross profit	83,529	60,072	-	4,436	148,037

Selling, general and administrative	(14,083)	(12,577)	-	(6,330)	(32,990)
Mineral exploration and project evaluation	(18,543)	(2,144)	-	-	(20,687)
Other income and expenses, net	(5,816)	(816)	-	(428)	(7,060)
Operating income	45,087	44,535	-	(2,322)	87,300

Depreciation and amortization	47,331	20,229	-	910	68,470
Miscellaneous adjustments	(345)	-	-	-	(345)
Adjusted EBITDA	92,073	64,764	-	(1,412)	155,425

Miscellaneous adjustments					345
Depreciation and amortization					(68,470)
Net financial results					(56,570)
Income before income tax					30,730
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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

			Nine-month period ended

					2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	932,835	1,860,628	(546,287)	7,039	2,254,215
Cost of sales	(602,262)	(1,647,990)	546,287	5,010	(1,698,955)
Gross profit	330,573	212,638	-	12,049	555,260

Selling, general and administrative	(49,226)	(44,468)	-	(11,039)	(104,733)
Mineral exploration and project evaluation	(64,889)	(6,583)	-	-	(71,472)
Other income and expenses, net	(26,873)	59,187	-	(10,008)	22,306
Operating income (loss)	189,585	220,774	-	(8,998)	401,361

Depreciation and amortization	145,187	61,051	-	6,781	213,019
EBITDA	334,772	281,825	-	(2,217)	614,380
Changes in fair value of offtake greement (iii)	(16,559)	-	-	-	(16,559)
Miscellaneous adjustments	(270)	-	-	-	(270)
Adjusted EBITDA	317,943	281,825	-	(2,217)	597,551

Miscellaneous adjustments					270
Change in fair value of offtake agreement (iii)					16,559
Depreciation and amortization					(213,019)
Net financial results					(115,874)
Income before income tax					285,487

			Nine-month period ended

					2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	842,310	1,510,565	(448,592)	39,917	1,944,200
Cost of sales	(535,618)	(1,290,046)	448,592	(28,150)	(1,405,222)
Gross profit	306,692	220,519	-	11,767	538,978

Selling, general and administrative	(44,738)	(36,635)	-	(12,870)	(94,243)
Mineral exploration and project evaluation	(47,969)	(5,492)	-	-	(53,461)
Other income and expenses, net	(9,578)	1,958	-	(5,079)	(12,699)
Operating income	204,407	180,350	-	(6,182)	378,575

Depreciation and amortization	126,764	60,487	-	2,574	189,825
Miscellaneous adjustments	(345)	-	-	-	(345)
Adjusted EBITDA	330,826	240,837	-	(3,608)	568,055

Miscellaneous adjustments					345
Depreciation and amortization					(189,825)
Net financial results					(98,485)
Income before income tax					280,090

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2021, all revenues from products or services transferred to customers are recognized at a point in time.

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

In 2022, the Company decided to stop reclassifying certain accounts to better approximate business segment information to the financial statements. These reclassifications included the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales. Managerial amounts for 2021 have been updated to be comparable with these adjustments made in 2022.

Additionally, in 2022, the Company reviewed the classification of certain overhead costs resulting in their reclassification from Selling, general and administrative expenses to Cost of sales. For comparative purposes, the related 2021 amounts have also been reclassified.

(iii) This amount represents the change in the fair value of the offtake agreement described in note 1 (b), which is being measured at FVTPL. This change in the fair value is a non-cash item and has been adjusted from the Company’s EBITDA.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three and nine-month periods ended on September 30, 2022 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present the condensed consolidated interim statement of cash flows for the three-month periods ended on September 30, 2022 and 2021.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month periods ended on September 30, 2022 and 2021 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2021 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three and nine-month periods ended on September 30, 2022 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

These condensed consolidated interim financial statements for the three and nine-month periods ended on September 30, 2022 were approved on October 27, 2022 to be issued in accordance with a resolution of the Board of Directors.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

4	Net revenues
	Three-month period ended		Nine-month period ended
	2022	2021	2022	2021
Gross billing	802,326	723,834	2,596,774	2,150,820
Billing from products (i)	774,146	707,794	2,515,821	2,101,303
Billing from freight and insurance services	28,180	16,040	80,953	49,517
Taxes on sales (ii)	(98,168)	(67,010)	(338,273)	(202,318)
Return of products sales	(1,513)	(1,742)	(4,286)	(4,302)
Net revenues	702,645	655,082	2,254,215	1,944,200

(i) Billing from products increased in the three and nine-month periods ended on September 30, 2022, mainly because of the higher zinc price during 2022 compared to that registered in the same periods of 2021.

Additionally, in September 2022, the Company recognized a reduction of USD 10,565 as a remeasurement adjustment of its silver stream revenues previously recognized considering the higher long-term prices and the updated mining plan for its Cerro Lindo mining unit. According to the Company’s silver streaming accounting policy, prices and changes in the life of mine (“LOM”) given an update in mining plans are variable considerations and revenue recognized under the streaming agreement should be adjusted to reflect the updated variables.

(ii) Refer to note 6 for an explanation of the increase in Taxes on sales in the three and nine-month periods ended on September 30, 2022.

5	Expenses by nature
				Three-month period ended
				2022	2021
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(292,024)	-	-	(292,024)	(285,129)
Third-party services	(204,204)	(8,653)	(17,140)	(229,997)	(127,579)
Depreciation and amortization	(72,080)	(656)	(17)	(72,753)	(68,470)
Employee benefit expenses	(45,516)	(11,365)	(6,214)	(63,095)	(58,189)
Other expenses	(4,022)	(10,891)	(4,031)	(18,944)	(21,355)
	(617,846)	(31,565)	(27,402)	(676,813)	(560,722)

				Nine-month period ended
				2022	2021
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (i)	(1,010,048)	-	-	(1,010,048)	(828,650)
Third-party services	(333,408)	(21,284)	(46,310)	(401,002)	(324,404)
Depreciation and amortization	(209,659)	(3,327)	(33)	(213,019)	(189,825)
Employee benefit expenses	(134,627)	(44,730)	(14,598)	(193,955)	(161,354)
Other expenses	(11,213)	(35,392)	(10,531)	(57,136)	(48,693)
	(1,698,955)	(104,733)	(71,472)	(1,875,160)	(1,552,926)

(i) Raw materials and consumables used increased in the nine-month period ended on September 30, 2022, because of the higher volumes and price of the zinc concentrates acquired from third-parties and used in the Company’s smelting segment.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses, net
	Three-month period ended		Nine-month period ended
	2022	2021	2022	2021
ICMS tax incentives (i)	16,769	-	56,697	-
Changes in fair value of offtake agreement - note 10 (d)	7,766	-	16,559	-
Remeasurement of asset retirement and environmental obligations – note 15	5,909	2,404	11,624	(367)
Loss on sale of property, plant and equipment	(561)	(420)	(541)	(13)
Changes in fair value of derivative financial instruments – note 10 (c)	1,698	343	1,363	3,064
Inventory provisions	(948)	(682)	(5,326)	(919)
Contribution to communities	(4,670)	(1,467)	(10,054)	(3,039)
(Provision) reversal of legal claims	(1,408)	393	(7,772)	(5,659)
Pre-operating expenses related to Aripuanã	(15,062)	(3,275)	(43,700)	(4,782)
Others	3,276	(4,356)	3,456	(984)
	12,769	(7,060)	22,306	(12,699)

(i) In December 2021, the Company adhered to a Brazilian Law that states that government grants of ICMS tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the corporate income taxes IRPJ and CSLL. During the nine-month period ended on September 30, 2022, the Company received USD 56,697 of ICMS tax incentives, which were excluded from the corporate income taxes basis for the period, and were considered a permanent difference reducing the income tax to pay in the amount of USD 19,285 as shown in note 8 (a). Additionally, based on this, the Company stopped presenting the expenses and revenues of the received ICMS tax incentives on a net basis and started to separate the expenses in Taxes on Sales and the corresponding revenues in Other income and expenses, net. The presentation on a gross basis became necessary to demonstrate the taxes on sales for Brazilian corporate tax deduction purposes.

7	Net financial results
	Three-month period ended		Nine-month period ended
	2022	2021	2022	2021
Financial income
Interest income on financial investments and cash equivalents	5,090	1,863	12,204	4,297
Interest on tax credits	178	727	805	967
Other financial income	1,433	885	5,835	2,165
	6,701	3,475	18,844	7,429

Financial expenses
Interest on loans and financings	(26,326)	(23,255)	(76,103)	(72,843)
Premium paid on bonds repurchase – note 14 (b)	-	-	(3,277)	-
Interest on other liabilities	(8,253)	(1,756)	(24,297)	(7,325)
Interest on contractual obligations	(2,179)	(2,921)	(4,616)	(5,628)
Interest on lease liabilities	(119)	(303)	(505)	(1,022)
Other financial expenses	(4,694)	(9,355)	(16,501)	(20,273)
	(41,571)	(37,590)	(125,299)	(107,091)

Other financial items, net
Changes in fair value of loans and financings – note 14 (b)	(433)	11,228	(1,052)	19,674
Changes in fair value of derivative financial instruments – note 10 (c)	(914)	(5,895)	(98)	(5,865)
Foreign exchange losses (i)	(16,076)	(27,788)	(8,269)	(12,632)
	(17,423)	(22,455)	(9,419)	1,177

Net financial results	(52,293)	(56,570)	(115,874)	(98,485)

(i) The amounts for the three-month periods ended on September 30, 2022 and 2021 include: (i) USD (3,127) and USD (14,082), respectively, which are related to the outstanding USD denominated intercompany debt of Nexa Recursos Minerais S.A. (“NEXA BR”) with NEXA; and (ii) USD (7,642) and USD (23,555), respectively, related to the accounts payables of NEXA BR with related parties. The exchange variation of NEXA BR’s loans and account payables with its related parties are not eliminated in the consolidation process and both transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during the three-month period ended on September 30, 2022.

15 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit
	Three-month period ended		Nine-month period ended
	2022	2021	2022	2021
(Loss) income before income tax	(13,692)	30,730	285,487	280,090
Statutory income tax rate	24.94%	24.94%	24.94%	24.94%

Income tax benefit (expense) at statutory rate	3,415	(7,664)	(71,200)	(69,854)
ICMS tax incentives permanent difference – note 6	5,710	-	19,285	-
Tax effects of translation of non-monetary assets/liabilities to functional currency	(8,212)	(24,193)	(2,954)	(32,211)
Withholding tax over subsidiary capital reduction (i)	(5,264)	-	(5,264)	(10,526)
Special mining levy and special mining tax	(1,238)	(3,556)	(12,028)	(13,247)
Difference in tax rate of subsidiaries outside Luxembourg (ii)	(2,223)	1,313	(17,799)	(4,679)
Unrecognized deferred tax on net operating losses	(16,254)	(9,805)	(30,039)	(21,288)
Other permanent tax differences	(2,111)	4,132	(7,659)	16,440
Income tax expense	(26,177)	(39,773)	(127,658)	(135,365)

Current	(20,502)	(19,195)	(132,373)	(99,840)
Deferred	(5,675)	(20,578)	4,715	(35,525)
Income tax expense	(26,177)	(39,773)	(127,658)	(135,365)

(i) On July 13, 2022, NEXA and the other shareholders of Nexa Resources Cajamarquilla S.A. (“NEXA CJM”) approved a capital reduction of USD 105,350 (2021: USD 210,703), which was paid on August 30, 2022. Given this capital reduction, the Company recognized USD 5,264 of tax expenses (2021: USD 10,526) given that the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital was considered as not recoverable.

(ii) NEXA’s subsidiaries had a higher taxable profit in 2022 which explains their higher income tax for the first nine months of the year.

(b)	Effects of deferred tax on income statement and other comprehensive income

	September 30, 2022	September 30, 2021
Balance at the beginning of the period	(40,378)	3,188
Effect on income (loss) for the period	4,715	(35,525)
Effect on other comprehensive income – Fair value adjustment	(217)	(2,454)
Effect on other comprehensive income – Translation effect included in Cumulative translation adjustment	1,765	(7,592)
Balance at the end of the period	(34,115)	(42,383)

(c)	Summary of contingent liabilities on income tax

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of September 30, 2022, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; (ii) the carryforward calculation of net operating losses. The estimated amount of these contingent liabilities on September 30, 2022 is USD 237,231 which increased compared to that estimated on December 31, 2021 of USD 134,804, mainly due to the administrative proceeding filed in 2022 regarding the tax stability agreement of Cerro Lindo and the result of the Nexa CJM tax audit regarding fiscal year 2016, for which the Company filed its administrative defense on September 30, 2022.

16 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

9	Financial instruments
(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, FVTPL and fair value through other comprehensive income. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

					September 30, 2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents		517,833	-	-	517,833
Financial investments		20,030	-	-	20,030
Other financial instruments	10 (a)	-	26,630	-	26,630
Trade accounts receivables		27,361	132,865	-	160,226
Investments in equity instruments	1 (f)	-	-	6,483	6,483
		565,224	159,495	6,483	731,202

					September 30, 2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	14 (a)	1,562,059	88,177	-	1,650,236
Lease liabilities		9,408	-	-	9,408
Other financial instruments	10 (a)	-	49,487	-	49,487
Trade payables		350,869	-	-	350,869
Confirming payables		238,518	-	-	238,518
Use of public assets (ii)		24,905	-	-	24,905
Related parties (ii)		1,078	-	-	1,078
		2,186,837	137,664	-	2,324,501

					December 31, 2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents		743,817	-	-	743,817
Financial investments		19,202	-	-	19,202
Other financial instruments	10 (a)	-	16,394	-	16,394
Trade accounts receivables		84,969	146,205	-	231,174
Investments in equity instruments	1 (f)	-	-	3,723	3,723
Related parties (i)		2	-	-	2
		847,990	162,599	3,723	1,014,312

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

					December 31, 2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	14 (a)	1,610,638	88,677	-	1,699,315
Lease liabilities		19,639	-	-	19,639
Other financial instruments	10 (a)	-	22,925	-	22,925
Trade payables		411,818	-	-	411,818
Confirming payables		232,860	-	-	232,860
Use of public assets (ii)		24,384	-	-	24,384
Related parties (ii)		392	-	-	392
		2,299,731	111,602	-	2,411,333

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

(b)	Fair value by hierarchy
				September 30, 2022
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	26,630	26,630
Trade accounts receivables		-	132,865	132,865
Investments in equity instruments (i)	1 (f)	6,483	-	6,483
		6,483	159,495	165,978
Liabilities
Other financial instruments	10 (a)	-	49,487	49,487
Loans and financings designated at fair value (iii)		-	88,177	88,177
		-	137,664	137,664

				December 31, 2021
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	16,394	16,394
Trade accounts receivables		-	146,205	146,205
Investments in equity instruments (i)	1 (f)	3,723	-	3,723
		3,723	162,599	166,322
Liabilities
Other financial instruments	10 (a)	-	22,925	22,925
Loans and financings designated at fair value (iii)		-	88,677	88,677
		-	111,602	111,602

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) The methodology to determine the level 2 fair value amounts is the same as disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

(iii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

18 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

10	Other financial instruments
(a)	Composition
	September 30, 2022	December 31, 2021
Derivatives financial instruments
Current assets	26,485	16,292
Non-current assets	145	102
Current liabilities	(19,764)	(22,684)
Non-current liabilities	(182)	(241)
Derivatives financial instruments, net	6,684	(6,531)
Offtake agreement measured at FVTPL
Current liabilities	(1,537)	-
Non-current liabilities	(28,004)	-
Offtake agreement measured at FVTPL, net	(29,541)	-

(b)	Derivative financial instruments: Fair value by strategy
			September 30, 2022		December 31, 2021
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	182,813	9,429	215,809	(9,898)
			9,429		(9,898)
Sales of zinc at a fixed price
Zinc forward	ton	10,816	(2,037)	8,787	3,433
			(2,037)		3,433
Interest rate risk
IPCA vs. CDI	BRL	226,880	(708)	226,880	(66)
			(708)		(66)

			6,684		(6,531)

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(1,014)	13,727	1,851	743	-	(420)	(4,440)
Sales of zinc at a fixed price	-	-	(2,037)	620	-	-	4,053
Interest rate risk – IPCA vs. CDI	-	-	-	-	(98)	-	544
September 30, 2022	(1,014)	13,727	(186)	1,363	(98)	(420)	157

September 30, 2021	1,434	(8,632)	2,442	3,064	(5,865)	(134)	(4,068)

As of September 30, 2022, the changes in fair value of the derivative financial instruments included in the operating income was USD 14,904 (September 30, 2021: USD -3,123).

(d)	Offtake agreement measured at FVTPL: Changes in fair value
	September 30, 2022	September 30, 2021
Inception date (i)	46,100	-
Changes in fair value – note 6	(16,559)	-
Balance at the end of period	29,541	-

Notional (ton)	30,810	-

(i) On January 25, 2022, the Company signed an offtake agreement with the Offtaker to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period, up to a specified

19 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

volume, at the lower of current spot market prices or a price cap. Refer to note 1 (b) for additional information.

11	Inventory

Composition

	September 30, 2022	December 31, 2021
Finished products (i)	188,838	157,285
Semi-finished products (ii)	153,139	60,315
Raw materials (iii)	77,483	90,087
Auxiliary materials and consumables	109,205	94,564
Inventory provisions	(35,992)	(29,749)
	492,673	372,502

(i) Finished products increased in the nine-month period ended on September 30, 2022, mainly because of the higher prices and the lower than produced volumes sold in the smelting segment along the year given international logistic issues (shortage of ships and increased lead times), which resulted in higher inventory levels during the first nine months of 2022.

(ii) Semi-finished products increased in the nine-month period ended on September 30, 2022, due to the transfer of ore stockpile costs incurred during Aripuanã commissioning phase from Raw materials for an amount of USD 34,033 and the additional volumes produced during the current Aripuanã plant´s ramp-up phase in the third quarter of 2022. Also, in the smelting segment, there were higher volumes of material in process given the segment’s better operational performance, especially during the third quarter of 2022.

(iii) Raw materials decreased in the nine-month period ended September 30, 2022, mainly due to the transfer of the ore stockpile mentioned above which was partially offset by the higher volumes and prices of the zinc concentrates acquired and used in the Company’s smelting segment.

20 of 28

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment

Changes in the nine-month periods ended on September 30

							2022	2021
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Other	Total	Total
Balance at the beginning of the period
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973	4,520,321
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)	(2,622,025)
Net balance at the beginning of the period	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730	1,898,296
Reclassification (i)	-	-	-	-	-	-	-	(31,851)
Net balance at the beginning of the period - adjusted	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730	1,866,445
Additions (ii)	4	1,085	265,407	-	286	55	266,837	343,701
Disposals and write-offs	(568)	(306)	(3)	-	-	(69)	(946)	(5,230)
Depreciation	(55,200)	(80,889)	-	(4,263)	(1,727)	(840)	(142,919)	(133,503)
Foreign exchange effects	5,434	7,705	18,285	1,992	518	433	34,367	(54,882)
Transfers (iii)	132,382	146,503	(284,934)	-	2,991	1,958	(1,100)	404
Remeasurement and additions of asset retirement obligations, net	-	-	-	(30,217)	-	-	(30,217)	(9,067)
Balance at the end of the period	521,037	641,469	810,850	51,315	167,305	21,776	2,213,752	2,007,868
Cost	1,195,124	2,490,138	873,201	174,527	184,844	37,058	4,954,892	4,667,839
Accumulated depreciation and impairment	(674,087)	(1,848,669)	(62,351)	(123,212)	(17,539)	(15,282)	(2,741,140)	(2,659,971)
Balance at the end of the period	521,037	641,469	810,850	51,315	167,305	21,776	2,213,752	2,007,868

Average annual depreciation rates %	4	8	-	UoP	UoP

(i)Reclassification of USD 31,851 from Mining projects to Intangible assets (Rights to use natural resources), as explained in note 13.

(ii) Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 14,926 for the period ended on September 30, 2022 (September 30, 2021: USD 13,083).

(iii) Mainly related to the transfers from Assets and projects under construction to the corresponding group of assets, given the ramp-up process in Aripuanã’s mining unit as explained in note 1.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets

Changes in the nine-month periods ended on September 30

				2022	2021
	Goodwill (iii)	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	673,570	1,791,643	72,414	2,537,627	2,392,388
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)	(1,315,983)
Net balance at the beginning of the period	406,228	612,270	38,273	1,056,771	1,076,405
Reclassification (i)	-	-	-	-	31,851
Net balance at the beginning of the period - adjusted	406,228	612,270	38,273	1,056,771	1,108,256
Additions (ii)	-	57,529	-	57,529	10,450
Disposals	-	-	-	-	3
Amortization	-	(58,904)	(3,776)	(62,680)	(49,486)
Foreign exchange effects	91	1,386	848	2,325	(1,728)
Transfers	-	2,546	(1,446)	1,100	733
Balance at the end of the period	406,319	614,827	33,899	1,055,045	1,068,228
Cost	673,660	1,852,664	73,070	2,599,394	2,528,027
Accumulated amortization and impairment	(267,341)	(1,237,837)	(39,171)	(1,544,349)	(1,459,799)
Balance at the end of the period	406,319	614,827	33,899	1,055,045	1,068,228

Average annual depreciation rates %	-	UoP	-

(i) The Company identified USD 31,851 of legal mining rights that were being classified as Mining projects within Property, plant and equipment, instead of as Rights to use natural resources within Intangible assets. Given the nature of this reclassification, which is entirely between Property, plant and equipment and Intangible assets, the Company made an out-of-period adjustment, to account for the correct classification of those legal mining rights at the beginning of 2021.

(ii) The main addition is related to the offtake agreement signed on January 25, 2022 to sell 100% of the copper concentrate to be produced by Aripuanã. As explained in note 1 (b), this agreement replaced the obligation of future royalty payments arising from the acquisition of mining rights by the Company for the Aripuanã project. The fair value of this agreement on its inception date, in the amount of USD 46,100, was recognized as Rights to use natural resources within Intangible assets and will be amortized during the life of the mine by the units of production method (“UoP”) when the mine’s operations commence.

(iii) The balances of the Company’s registered goodwills were: (i) USD 92,494 for the goodwill allocated to the Cajamarquilla CGU; and, (ii) USD 310,938 for the goodwill allocated to the Mining Peru group of CGUs. In the third quarter of 2022, the recoverability of both goodwills was tested, as explained in note 16.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

14	Loans and financings
(a)	Composition
					Total		Fair value
Type	Average interest rate	Current	Non-current	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Eurobonds – USD	Pré USD 5.84%	19,703	1,191,358	1,211,061	1,338,334	1,097,542	1,440,920
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP-IPCA+5.46%	20,619	188,920	209,539	215,801	164,522	180,565
Export credit notes	LIBOR + 1.54% 134.20 % CDI SOFR + 2.5%	4,324	220,996	225,320	135,077	220,863	136,389

Debentures	107.5 % CDI	-	-	-	4,916	-	4,901
Other		997	3,319	4,316	5,187	3,258	4,192
		45,643	1,604,593	1,650,236	1,699,315	1,486,185	1,766,967

Current portion of long-term loans and financings (principal)		19,652
Interest on loans and financings		25,990

(b)	Changes in the nine-month periods ended on September 30
	2022	2021
Balance at the beginning of the period	1,699,315	2,024,314
New loans and financings – note 1 (d)	90,000	50,737
Payments of loans and financings	(19,694)	(249,655)
Bonds repurchased (i)	(128,470)	-
Prepayment of fair value debt	-	(90,512)
Foreign exchange effects	12,501	(15,073)
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	(2,303)	3,793
Changes in fair value of loans and financings – note 7	1,052	(11,078)
Write-off of fair value of loans and financings – note 7	-	(8,596)
Interest accrual	84,449	84,189
Interest paid on loans and financings	(88,471)	(93,858)
Amortization of debt issue costs	1,857	2,322
Balance at the end of the period	1,650,236	1,696,583

(i) On March 28, 2022, the Company completed the early redemption and cancellation of all outstanding 4.625% Senior Notes due 2023. Holders of the 2023 Notes tendered an aggregate principal amount of USD 128,470. In this transaction, the Company also paid an amount of USD 2,971 of accrued interest and USD 3,277 of premium paid over the notes, which was recognized in Net financial results (note 7).

(c)	Maturity profile
							September 30, 2022
	2022	2023	2024	2025	2026	As from 2027	Total
Eurobonds – USD (i)	14,751	4,429	(2,134)	(2,200)	(2,270)	1,198,485	1,211,061
BNDES	3,922	22,695	23,661	22,670	20,247	116,344	209,539
Export credit notes	1,327	2,899	84,403	46,691	-	90,000	225,320
Other	535	464	36	468	468	2,345	4,316
	20,535	30,487	105,966	67,629	18,445	1,407,174	1,650,236

(i)The negative balances refer to related funding costs (fee) amortization.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on September 30, 2022.

As of September 30, 2022, the Company was in compliance with all its financial covenants.

15	Asset retirement and environmental obligations

Changes in the nine-month periods ended on September 30

			2022	2021
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	221,710	42,441	264,151	276,046
Payments	(10,741)	(7,467)	(18,208)	(15,596)
Foreign exchange effects	3,011	1,746	4,757	(4,890)
Interest accrual	16,454	2,752	19,206	7,009
Remeasurement and additions, net (i) – note 6 and 12	(39,433)	(2,408)	(41,841)	(8,700)
Balance at the end of the period	191,001	37,064	228,065	253,869
Current liabilities	27,168	9,364	36,532	39,159
Non-current liabilities	163,833	27,700	191,533	214,710

(i) As of September 30, 2022, the credit risk-adjusted rate used for Peru was between 10.53% and 13.82% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 9.07% and 11.74% (December 31, 2021: 7.68% and 8.67%), As of September 30, 2021, the credit risk-adjusted rate used for Peru was between 3.87% and 7.69% (December 31, 2020: 1.70% and 4.0%) and for Brazil was between 4.23% and 7.75% (December 31, 2020: 0.07% and 6.75%).

The change in the period ended on September 30, 2022, was mainly due to the time change in the expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, and by the increase in the discount rates, as described above. In this way, asset retirement obligations for operational assets, decreased in an amount of USD 30,217 as shown in note 12; and asset retirement and environmental obligations for non-operational assets decreased in USD 11,624 as shown in note 6.

16	Impairment of long-lived assets

Accounting Policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a Cash Generating Unit (“CGU”) or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment during the third quarter, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

Impairment of long-lived assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in LOM, the cancelation or significant reduction in the scope of a project, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time, or related with prior Goodwill impairments are not recognized.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development projects costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development projects costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development projects costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset. FVLCD is estimated by the Company using discounted cash flows techniques and market past transaction multiples (amount paid per ton of minerals for projects in similar stages) for greenfield projects for which resources allocation is under review, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed LOM and long-term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects), considering their evaluation, eventual changes in their scope or feasibility, and their development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes into account all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

With respect to the estimated future cash flows of capitalized exploration assets and development projects, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows.

The discount is based on the stage of the project and the type of metal.

Critical accounting estimates and judgments - Impairment of long-lived assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors, such as an increase in production costs and delays in projects, result in impairment indicators require significant judgment. Among others, the long-term zinc price and the discount rate may have a significant impact in the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful LOM or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flows used for the Company’s impairment testing of goodwill and long-lived assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

Impairment test analysis

During the third quarter of 2022, the Company performed its annual impairment test for the CGUs to which goodwill has been previously allocated (Mining Peru group of CGUs: Cerro Pasco and Cerro Lindo; and, Cajamarquilla) and did not identify any impairment loss or reversal to be recognized, considering available key assumptions included in the strategic planning process which is performed during the third quarter of every year, as well as others variables discussed in such process.

Also for Brazillian CGU’s (Três Marias System and Juiz de Fora), no impairment indicators were identified and no impairment test was required for these CGU’s.

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate and LOM as key assumptions for the recoverable amounts determination, due to the material impact such assumptions may cause on the recoverable value. Part of these assumptions are summarized below:

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Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

Periods ended on September 30

All amounts in thousands of US Dollars, unless otherwise stated

	2022	2021
Long-term zinc price (USD/t) (i)	2,787	2,724
Discount rate (Peru)	6.93%	6.22%
Brownfield projects - LOM (years) (ii)	from 5 to 14	from 2 to 11

(i) Given the higher level of uncertainty of the current economic scenario, which includes the continuing Russia and Ukraine conflict, the not ended effects of COVID-19, a possible recession in the US and Europe and the sluggish construction sector in China by the end of the third quarter of 2022, among others, the Company decided to perform a sensitivity analysis, weighing down the zinc price curve by 5%. Then, the long-term zinc price used in the impairment test of 2022 was of USD 2,648 per ton. It is important to emphasize that in 2021 due to the still uncertain price scenario, the Company did not consider the prices level as an impairment reversal indicator after performing a sensitivity analysis over decreasing zinc prices.

(ii) As part of the Cerro Lindo CGU recoverable amount, the Company has included the value of its greenfield projects based on market multiples as disclosed above in the FVLCD section. No impairment indicator was identified for these greenfield projects.

Management also considers other variables in the cash flow projections such as Capital Expenditures (“CAPEX”) and Selling, general and administrative (“SG&A”) expenses.

The key assumptions and the other variables are regularly monitored by management taking into consideration the best information available as of the impairment test date. Future changes in these assumptions and variables arising from external and internal factors or revisions of the Company´s strategic plan that may be indicative of impairment charges or reversals, trigger the need for a new impairment test. In October 2022, management started a review process for the estimated CAPEX for the CGU Cerro Pasco that is still ongoing and possible changes, if any, may require an updated impairment test as of December 31, 2022.

*.*.*

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